Exhibit 99.1

Mesa Air Group Announces Restructuring of Certain of its Senior Convertible Notes due 2023 and 2024

PHOENIX, Jan. 22/PRNewswire-FirstCall/ -- MESA AIR GROUP, INC. (Nasdaq: MESA) announced today that it has entered into separate agreements with certain holders of its Senior Convertible Notes Due 2023 (the "2023 Notes") and certain holders of its Senior Convertible Notes Due 2024 (the "2024 Notes") to (i) waive the January 31, 2009 put right for $15.6 million in aggregate principal amount at maturity of the 2023 Notes and (ii) exchange $18.9 million in aggregate principal amount at maturity of the 2023 Notes and $70.9 million in aggregate principal amount at maturity of the 2024 Notes for an aggregate of $5.6 million in cash, 13.6 million shares of the Company's common stock, no par value (the "Common Stock"), and $14.3 million in aggregate principal amount of the Company's new 8% senior unsecured notes due 2012 (the "2012 Notes"). The issuance of the Common Stock and 2012 Notes in the exchange, which is expected to close on or around February 10, 2009, is exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(9) and Section 4(2) thereof. Following the exchange, and assuming no other holders exercise their upcoming put rights, approximately $32.5 million in aggregate principal amount at maturity of the 2023 Notes ($13.4 million of put value on January 31, 2009) and $49.5 million in aggregate principal amount at maturity of the 2024 Notes ($28.9 million of put value on February 10, 2009) will remain outstanding.

The closing of the transactions contemplated by these separate agreements remains subject to certain conditions, including, without limitation, the negotiation of mutually acceptable definitive agreements. No assurances can be given that these transactions will close or that the capital structure described above will not change prior to February 10, 2009. Mesa intends to continue to engage in discussions with certain holders of its 2023 and 2024 Notes regarding restructuring such obligations.

"We are pleased to have reached agreement with a significant portion of our note holders under terms which we believe are in the best interest of all parties. We are continuing to negotiate with certain of the remaining holders regarding restructuring such obligations. We appreciate the willingness of our bondholders to work with us through this difficult situation and remain optimistic that the company will be successful in the long term." said Jonathan Ornstein, Chairman and CEO of Mesa Air Group, Inc.

This press release contains various forward-looking statements that are based on management's beliefs, as well as assumptions made by and information currently available to management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected.

Mesa currently operates 159 aircraft with over 800 daily system departures to 124 cities, 38 states, the District of Columbia, Canada, the Bahamas and Mexico. Mesa operates as Delta Connection, US Airways Express and United Express under contractual agreements with Delta Air Lines, US Airways and United Airlines, respectively, and independently as Mesa Airlines and go!. In June 2006 Mesa launched inter-island Hawaiian service as go!. This operation links Honolulu to the neighbor island airports of Hilo, Kahului, Kona and Lihue. The Company, founded by Larry and Janie Risley in New Mexico in 1982, has approximately 5,000 employees and was awarded Regional Airline of the Year by Air Transport World magazine in 1992 and 2005. Mesa is a member of the Regional Airline Association and Regional Aviation Partners.

Website: www.mesa-air.com

CONTACT: Brian Gillman, Exec. VP & General Counsel of Mesa Air Group, Inc., +1-602-685-4052, brian.gillman@mesa-air.com